AGILYSYS, INC.

1000 Windward Concourse, Suite 250

Alpharetta, Georgia 30005

September 10, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Agilysys, Inc.

Registration Statement on

Form S-3 (File No. 333-248273)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-3 (the “S-3”) of Agilysys, Inc. (the “Company”) be accelerated to September 14, 2020 at 4:00 p.m. E.S.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact David S. Huntington of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3124.

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Very truly yours,

AGILYSYS, INC.

By:	/s/ Kyle Badger
Name: Kyle Badger
Title: Senior Vice President, General Counsel and Secretary